June 25, 2010

Qiang Wu
Chief Executive Officer
Calendar Profits Limited
27F Two Exchange Square, 8 Connaught Place
Central, Hong Kong 999077

> **Re:** **Calendar Profits Limited**
> **Amendment No. 1 to Registration Statement on Form 20-F**
> **Filed June 15, 2010**
> **File No. 000-53973**

Dear Mr. Wu:

We have reviewed the above-referenced filing and your related response letter dated June 15, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2010.

Preliminary Note

Forward-Looking Information, page 3

1.   We refer to prior comment 1 and your related response, in which you maintain that you are eligible to rely on the statutory safe harbors of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In this regard, please note that these statutory safe harbors apply only to issuers that, at the time that the forward-looking statement is made, are subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934. See Section 21A(a)(1) of the Securities Act and Section 27E(a)(1) of the Exchange Act. Please advise or revise your document to remove any reference to these safe harbors.

2.   We note your statement in response to prior comment 1 that you believe that you have not issued penny stock. Given that you have issued equity securities, tell us which of the exemptions from the definition of "penny stock" you believe apply to you. Refer to Rule 3a51-1 under the Exchange Act.

Item 4. Other Information

B. Business Overview, page 8

3.   We refer to your revisions made in response to prior comment 11. Please tell us the basis for your belief that you will continue to generate revenues from the one client you advised in a fund raising that was completed in 2009.

Item 5. Operating and Financial Review and Prospects

Plan of Operations

4.   We refer to your revisions made in response to prior comment 6. Please revise to describe in greater detail your plan of operations for the remainder of the fiscal year. Please disclose whether management believes that the company will have sufficient capital to meet its capital requirements for the next 12 months. Quantify the anticipated costs and amount of additional capital that will be needed, if any, in order to fund the company's projected operations for a minimum of 12 months from the date of the filing. State the minimum period of time that you will be able to conduct planned operations using currently-available capital resources.

Item 6. Directors, Senior Management and Employees

E. Share Ownership

5.   Please consolidate the holdings of Equity Plus Holding with those of Qiang Wu in the table, given that Qiang Wu is the sole beneficial owner of shares held by that entity.

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

       Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3503 with any questions.

Sincerely,

David L. Orlic
Attorney-Advisor

cc: <u>Via Facsimile (917) 332-3725</u>
       Brad Schiffman, Esq
       Blank Rome LLP